(As filed June 30, 1999)

                                                      File No. 70-9493

                                UNITED STATES
                      SECURITIES AND EXCHANGE COMMISSION
                            Washington, D.C. 20549
           --------------------------------------------------------
                               Amendment No. 2
                                      on
                                  FORM U-1/A

                           APPLICATION/DECLARATION
                                  UNDER THE
                  PUBLIC UTILITY HOLDING COMPANY ACT OF 1935
          ---------------------------------------------------------

                          New Century Energies, Inc.
                             NC Enterprises, Inc.
                               1225 17th Street
                         Denver, Colorado 80202-5533

                (Names of companies filing this statement and
                  addresses of principal executive offices)
            -----------------------------------------------------
                          New Century Energies, Inc.

               (Name of top registered holding company parent)
            ------------------------------------------------------
                               Teresa S. Madden
                                  Controller
                          New Century Energies, Inc
                         1225 17th Street, Suite 900
                         Denver, Colorado 80202-5533

                   (Name and address of agents for service)

    The Commission is requested to send copies of all notices, orders and communications in connection with this Application or Declaration to:

            William M. Dudley, Esq.       William T. Baker, Jr., Esq.
            New Century Energies, Inc.    Thelen Reid & Priest LLP
            1225 17th Street, Suite 600   40 West 57th Street
            Denver, Colorado 80202-5533   New York, New York 10019

     The Application/Declaration filed in this proceeding on May 3, 1999, as amended and restated by Amendment No. 1, dated June 22, 1999, is hereby further amended in the following respects:

      1.  Footnote 8, which  appears in Item 3.2 - Standards  of Approval  under
Section 10, is amended and restated to read as follows:

      "The Applicants believe that NCO&M will not be an "electric utility company" or "gas utility company" within the meaning of Sections 2(a)(3) and 2(a)(4) of the Act, respectively. In this regard, the Applicants note that the Division of Investment Management has agreed not to recommend any enforcement action under the Act, including Section 2(a)(3) and Section 2(a)(4), against a subsidiary of an exempt holding company which is proposing to bid on and acquire similar assets at a different United States military base installation. See Enron Federal Solutions, Inc., SEC No-Action Letter dated April 8, 1999, 1999 SEC No-Act. LEXIS 414. The facts and circumstances of the present case, including the description and uses of the Fort Carson Post distribution facilities and the contractual undertakings between NCO&M and the Department of the Army, are legally and factually indistinguishable from those described in the Enron Federal Solutions letter."

      2. Item 3.3 - Rule 54 Analysis, is amended by adding the following two paragraphs at the end thereof:

      "NCE asserts that, since February 26, 1999 (the date of the Commission's order in File No. 70-9341), there has been no material change in its consolidated capitalization ratio. NCE further states that this ratio remains within acceptable ranges and limits. As indicated above, the proposed transactions will not have a material effect on its capitalization ratio.

      Further, NCE states that its interests in EWGs and FUCOs have contributed positively to its consolidated earnings. Accordingly, since February 26, 1999, the earnings attributable to NCE's investments in EWGs and FUCOs have not had an adverse impact on NCE's financial integrity."

                                  SIGNATURE

      Pursuant to the requirements of the Public Utility Holding Company Act of 1935, as amended, the undersigned companies have duly caused this statement to be signed on their behalf by the undersigned thereunto duly authorized.


                           NEW CENTURY ENERGIES, INC.
                                    NC ENTERPRISES, INC.


                              By:   /s/ Richard C. Kelly
                             Name: Richard C. Kelly
                             Title: Executive Vice President,
                                    Chief Financial Officer of New Century
                                    Energies, Inc.; Executive Vice
                                    President of NC Enterprises, Inc.



Date: June 30, 1999


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